Exhibit 99.1

Brenmiller Energy Announces Pricing of NIS 10.6 Million ($3.1 Million) Private Placement

Rosh Haayin, Israel (November 30, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced it entered into a securities purchase agreement with certain investors, part of which are existing shareholders of the Company, including Mr. Avraham Brenmiller, a controlling shareholder, Chairman and Chief Executive Officer of the Company, for aggregate gross proceeds of approximately NIS 10.6 million ($3.1 million). The private placement is subject to the approval of the Company’s shareholders in a special meeting that is expected to occur in or around January 2023.

In connection with the private placement, the Company will issue units (each a “Unit”) consisting of one ordinary share of the Company and one non-registrable and non-tradeable warrant, for a total of 1,996,359 ordinary shares and 1,996,359 associated warrants at NIS 5.33 ($1.55) per share (reflecting a 4% premium on the market price at close on November 28, 2022). The warrants are exercisable on the issuance date of each Unit with a premium of 15% on the share price, representing an exercise price of NIS 6.13 ($1.78) per warrant, and have a term of five years from the issuance date.

The securities described above are being sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The investors received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brenmiller Energy

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the steam, hot water and hot air they need for a variety of applications, including, for example, to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the anticipated closing of the private placement described herein, the Company’s upcoming extraordinary special meeting, and the filing of a resale registration statement. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com